**Exhibit A**

Pursuant to the instructions in Item 7 of Schedule 13G, the following lists the identity and Item 3 classification of each relevant entity that may be deemed to beneficially own shares of the security class being reported on this Schedule 13G.

| | |
|---|---|
| M&G Plc | (HC) |
| M&G Investment Management Limited | (FI) |
| M&G Luxembourg S.A. | (FI) |
| M&G Securities Limited | (FI) |
| M&G Investments (Singapore) Pte Limited | (FI) |